GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

November 30, 2011

Ms. Jessica Dickerson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

B-Maven, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment Three

File No.: 333-176376

Dear Ms. Dickerson:

Enclosed is Pre-Effective Amendment Three to the above Registration Statement. The changes are made in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated November 1, 2011. We have also updated the unaudited interim financial statements through the quarter ended September 30, 2011.

General

1.

The definition of a blank check company is not the same as a shell company. As we indicated previously, the Company is not a “Blank Check” company as defined by Rule 419 of the Securities Act of 1933, as amended ("Rule 419") and, therefore, the registration statement need not comply with the requirements of Rule 419.

Rule 419 defines a "blank check company" as a company that:

 i. Is a development stage company that has no specific business plan or purpose [emphasis added] or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

 ii. Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

The Company has a very specific business purpose and a bona fide plan of operations which involves the planned sale of skin care products for which initial product formulas have been acquired. These matters are described in the section of the Prospectus entitled BUSINESS and subheadings thereunder as well as in an expanded MD&A section. The fact that resources are limited does not change the fact that the Company has a specific business plan that it is attempting to implement. It also must and has disclosed its risks and limitations to potential investors. However, those risks and limitations do not mean that a business plan does not exist nor that efforts are not underway to implement the plan. The Company is an early development stage company and not a 419 company.

It is also reasonably common for development stage companies to have limited assets and resources as well as having a going concern explanatory paragraph in the report of its auditor. The Company is considering all possible avenues to develop its business. It believes that being a public company may increase its image and credibility in the marketplace and provide possible sources of funding. It has not done any formal studies to determine the likelihood of these things happening.

Lastly, the Company does not have any plans to engage in a merger or acquisition with any other company or companies or other entity or person. This is disclosed in the PROSPECTUS SUMMARY as follows. “The Company has no plans or intention to be acquired or merge with an operating business entity nor does the Company or any of its shareholders have any plans to enter into a change of control or similar type transaction.”

The Company, because of its business plan, is not a blank check company but is an early stage development company that may be considered a shell company as disclosed throughout the Registration Statement.

Risks Related to the Business, page 6

Our internal controls may become inadequate as we grow..., page 11

2.

We have made the requested changes to our risk factor referencing internal controls. However, challenges that in the future may represent material risks cannot be properly assessed until we have experienced that growth, if it occurs, and our current disclosure is designed to be sufficient for an investor to make a rational investment.

The Offering, page 17

3.

We have made the requested disclosure and further explanation as to why Gary Wolff’s firm is considered to be an escrow agent for the Company and its offering. Definition - escrow agent - a person or entity holding documents and funds in a transfer of real property, acting for both parties pursuant to instructions. Typically the agent is a person (commonly an attorney), escrow company or title company, depending on local practice.

Management’s Discussion and Analysis or Plan of Operation, page 22

4.

We have made the requested disclosure and further explanation as to our plan for growth and financing.

Operations, page 22

5.

We have corrected our disclosure. Inadvertently the reference to “secondary offering” was left in the amended filing.

Liquidity, page 23

6.

We have revised our disclosure.

Exhibit 5.1

7.

Gary B. Wolff received a letter from the New York State Bar Association regarding his current attorney registration status with New York State, which advised that he was suspended according to the New York State Office of Court Administration’s Attorney Registration Unit. Such letter further stated that “Unfortunately, it becomes necessary to cancel your membership if you do not seek reinstatement assuming that this suspension is the result of an oversight. You may wish to contact the New York State Office of Court Administration Attorney Registration Unit via telephone at 212-428 2800 or email attyreg@nycourts.gov. Please notify us when you have been reinstated…” I thereafter (on September 16, 2011) contacted Mr. Kyle Coles, Assistant Court Analyst Attorney Registration Unit (212-428-2801); kcoles@nycourts.gov) and was advised that past due fees amounted to $1,700 which sum was paid in full on September 28, 2011.

I was also separately advised that I was delinquent in my Continuing Legal Education credits and asked for and received an extension to January 31, 2012 to rectify this matter.

Please note that this entire matter has nothing to do with any complaints from clients or any governmental agency regarding legal services rendered, but solely and completely has to do with delinquencies in (a) dues payments - since paid in full and (b) CLE Credits now on extension to January 31, 2012.

Accordingly, based on the above, I am of the opinion that I may provide a valid legal opinion in connection with B-Maven, Inc.’s offering. I have also read SEC Rule of Practice 102 (e)(2) entitled Certain Professionals and Convicted Persons and do not feel that this section applies to me.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

B-Maven, Inc.

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